UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Amendment No. 10

Under the Securities Exchange Act of 1934

DLH Holdings Corp.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

87815U204

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2013

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

CUSIP No. 87815U204	13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,157,885 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,157,885 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,157,885 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87815U204	13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,104,554 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,104,554 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,554 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 87815U204	13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 973,041 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 973,041 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,041 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,262,439 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 3,262,439 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,439 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 87815U204	13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 973,041 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 973,041 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,041 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing Plan, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,806 (see Item 5)
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER 141,806 (see Item 5)
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,806 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 87815U204	13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,806 (see Item 5)
	8	SHARED VOTING POWER 4,235,480 (see Item 5)
	9	SOLE DISPOSITIVE POWER 141,806 (see Item 5)
	10	SHARED DISPOSITIVE POWER 4,235,480 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,286 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815U204	13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua H. Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (see Item 5)
	8	SHARED VOTING POWER 4,235,480 (see Item 5)
	9	SOLE DISPOSITIVE POWER - 0 - (see Item 5)
	10	SHARED DISPOSITIVE POWER 4,235,480 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,235,480 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815U204	13D/A	Page 10 of 15 Pages

This Amendment No.10 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on March 18, 2005, as further amended by Amendment No. 1 filed on November 23, 2005, as further amended by Amendment No. 2 filed on January 30, 2007, as further amended by Amendment No. 3 filed on March 12, 2007, as further amended by Amendment No. 4 filed on March 26, 2007, as further amended by Amendment No. 5 filed on February 29, 2008, as further amended by Amendment No. 6 filed on March 20, 2008, as further amended by Amendment No. 7 filed on July 8, 2011, as further amended by Amendment No. 8 filed on August 8, 2011, and as further amended by Amendment No. 9 filed on June 22, 2012 (the "Statement") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Channel Partnership II, L.P. (“Channel”), Wynnefield Capital Inc. Profit Sharing Plan Inc. (“Profit Sharing Plan”), Nelson Obus (“Mr. Obus”), and Joshua Landes (“Mr. Landes”), collectively, the “Wynnefield Reporting Persons,” with respect to shares of common stock, $0.001 par value (the “Shares”), of DLH Holdings Corp., a New Jersey corporation with its principal executive offices located at 300 Atrium Drive, South Plainfield, NJ 08873 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration

This Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $7,686,675 (including brokerage commissions).  All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) - (c) As of the date hereof, the Wynnefield Reporting Persons beneficially owned in the aggregate 4,377,286 Shares, constituting approximately 45.9% of the outstanding Shares (the percentage of Shares owned being based upon 9,540,048 Shares outstanding, which is comprised of: (i) 9,318,202 Shares outstanding as of August 12, 2013 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2013; (ii) an aggregate of 53,846 Shares issued to the Wynnefield Reporting Persons upon exercise of the Warrants; and (iii) an aggregate of 168,000 Shares issued to the Wynnefield Reporting Persons upon conversion of the Convertible Debenture).

The following table sets forth certain information with respect to the Shares directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Partnership	1,157,885	12.1%
Partnership I	2,104,554	22.1%
Fund	973,041	10.2%
Profit Sharing Plan	141,806	1.5%

CUSIP No. 87815U204	13D/A	Page 11 of 15 Pages

WCM is the sole general partner of the Partnership and Partnership I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that Partnership and Partnership I beneficially own. WCM, as the sole general partner of Partnership and Partnership I, has the sole power to direct the voting and disposition of the Shares that Partnership and Partnership I beneficially own.  Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the Shares that WCM may be deemed to beneficially own.  WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that the Fund beneficially owns.

WCI as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the Shares that the Fund beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as executive officers of WCI, shares with the other the power to direct the voting and disposition of the Shares that WCI may be deemed to beneficially own.

Mr. Obus is the portfolio manager for the Profit Sharing Plan and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the Shares that the Profit Sharing Plan may be deemed to beneficially own.  Mr. Obus, as a portfolio manager for the Profit Sharing Plan, has the sole power to direct the voting and disposition of the Shares beneficially owned by the Profit Sharing Plan.

CUSIP No. 87815U204	13D/A	Page 12 of 15 Pages

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 4,377,286 Shares, constituting approximately 45.9% of the outstanding Shares (the percentage of Shares owned being based upon 9,540,048 Shares outstanding, which is comprised of: (i) 9,318,202 Shares outstanding as of August 12, 2013 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2013; (ii) an aggregate of 53,846 Shares issued to the Wynnefield Reporting Persons upon exercise of the Warrants; and (iii) an aggregate of 168,000 Shares issued to the Wynnefield Reporting Persons upon conversion of the Convertible Debenture.

The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Statement.

Except as set forth below, to the best knowledge of the Wynnefield Reporting Persons, except as described in this Statement, none of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Shares, and there have been no transactions in the Shares affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

The Wynnefield Reporting Persons have acquired Shares during the last 60 days, as follows:

Name	Date	Number of Shares	Price
Partnership	October 29, 2013	21,538 Shares upon exercise of Warrant	$1.00 exercise price
Partnership I	October 29, 2013	32,308 Shares upon exercise of Warrant	$1.00 exercise price
Partnership I	October 29, 2013	168,000 Shares upon conversion of Convertible Debenture	$1.25 conversion price

CUSIP No. 87815U204	13D/A	Page 13 of 15 Pages

(d)   No person, other than each member of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)   Not applicable.

CUSIP No. 87815U204	13D/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2013

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP No. 87815U204	13D/A	Page 15 of 15 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN, INC.

By:	/s/ Nelson Obus
Nelson Obus, Authorized Signatory

/s/ Joshua H. Landes
Joshua H. Landes, Individually

/s/ Nelson Obus
Nelson Obus, Individually